# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Binah Capital Group, Inc., CIK 0001953984
CUSIP: 09032H105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 80 State Street, Albany, New York (NY), 12207
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-030556
Filed by CIK 0002027295

## Reporting persons
- Wentworth Funding, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,483,820; shared voting power 0; sole dispositive power 1,483,820; shared dispositive power 0; aggregate amount beneficially owned 1,483,820 (8.8% of the class)
  Comment: Boxes 5, 7 and 9 reflect ownership as of December 31, 2024.
  
  Boxes 5, 7 and 9 include 270,969 common shares underlying the 270,969 warrants beneficially owned by the Reporting Person as of December 31, 2024 that are currently exercisable for one share of common stock at an exercise price of $11.50 per share.
  
  Percentage in box 11 is based on 16,602,460 shares of common stock, $0.0001 par value per share, of Binah Capital Group, Inc. outstanding as of November 14, 2024, as reported on Binah Capital Group, Inc.'s Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024 plus 270,969 shares of common stock that would be outstanding upon the exercise of the warrants beneficially owned by the Reporting Person.

## Item 1. Issuer
Name of issuer: Binah Capital Group, Inc.
Address of issuer's principal executive offices: 80 State Street, Albany, New York, 12207

## Item 2. Person Filing
Name of person filing: Wentworth Funding LLC
Address of principal business office or, if none, residence:
9201 Warren Parkway Ste 200,
Frisco, TX 75035
Citizenship: Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,483,820
Percent of class: 8.8
Sole power to vote or to direct the vote: 1,483,820
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,483,820
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wentworth Funding, LLC: /s/ Frederick Lim, Frederick Lim/Manager (02/12/2025)